SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company)
HEARST-ARGYLE TELEVISION, INC.
(Name of Person(s) Filing Statement)
Series A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
422317 10 7
(CUSIP Number of Class of Securities)
Jonathan C. Mintzer, Esq.
Vice President, General Counsel and Corporate Secretary
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019
(212) 887-6800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Charles I. Cogut, Esq.
Sean D. Rodgers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 8. Additional Information
ITEM 9. Exhibits
SIGNATURE
EX-99.A.14

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 4, 2009 with the Securities and Exchange Commission (the “SEC”) by Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle” or the “Company”), as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on May 20, 2009 by Hearst-Argyle (as amended and supplemented, the “Statement”), relating to the tender offer (the “Offer”) by Hearst Broadcasting, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of The Hearst Corporation, to purchase all of the outstanding shares of Series A Common Stock of the Company, par value $0.01 per share (the “Series A Shares”) not owned by Hearst Broadcasting, Inc. at a price of $4.50 per Series A Share, net to the seller in cash (the “Offer Price”). The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal contained in the Tender Offer Statement on Schedule TO initially filed by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and Hearst-Argyle with the SEC on May 4, 2009, as amended by Amendments No. 1 and 2 filed with the SEC on May 20, 2009 and June 3, 2009, respectively, by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. (as amended or supplemented from time to time, the “Schedule TO”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.
ITEM 8. Additional Information
Item 8 is hereby revised and supplemented by adding the following information:
     The Offer expired at 5:00 p.m., New York City time, on Tuesday, June 2, 2009. The Company has been informed by Hearst that Hearst will purchase all of the Series A Shares validly tendered in response to its Offer. Hearst has advised the Company that as of the expiration of the Offer, a total of approximately 13,763,289 Series A Shares had been tendered, which includes approximately 347,197 shares subject to guaranteed delivery and represents approximately 80% of the outstanding shares not owned by Hearst and, together with the shares already beneficially owned by Hearst, approximately 96% of the outstanding shares of the Company’s common stock. Hearst has further advised the Company that after it completes its purchase of all the tendered shares, it will implement a merger in which the Company will become a wholly-owned subsidiary of Hearst and change its name to Hearst Television Inc. In the merger, all shares held by the remaining public shareholders of the Company will be cancelled and, subject to the shareholders’ rights to exercise statutory appraisal rights, converted into the right to receive $4.50 per share in cash, without interest. Hearst has stated that it expects to complete the merger within the next several business days. Following the merger, the Company’s shares will cease to be traded on the New York Stock Exchange.
ITEM 9. Exhibits
Item 9 is hereby revised and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(14)	Press release dated June 3, 2009 titled Hearst Corporation Completes Tender Offer for Shares of Hearst-Argyle Television.*

*	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST-ARGYLE TELEVISION, INC.
By:	/s/ David Barrett
	Name:	David J. Barrett
	Title:	President and Chief Executive Officer

Dated: June 3, 2009

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